SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 16 July 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Annual General Meeting 16 July 2014
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2014 be received.	4,924,206,056	99.96	1,763,091	0.04	10,828,539
Resolution 2 That the directors' annual remuneration report for the year ended 31 March 2014, be received and approved.	4,878,920,254	99.09	44,775,713	0.91	13,108,196
Resolution 3 That the directors' remuneration policy for the year ended 31 March 2014, be received and approved.	4,579,788,136	96.85	148,973,373	3.15	208,032,899
Resolution 4 That the final dividend of 7.5 pence per share recommended by the directors be declared to be payable on 8 September 2014 to holders of ordinary shares registered at the close of business on 15 August 2014.	4,927,249,411	99.98	1,063,418	0.02	8,510,991
Resolution 5 That Sir Michael Rake be re-elected as a director.	4,900,685,222	99.47	25,871,388	0.53	10,227,566
Resolution 6 That Gavin Patterson be re-elected as a director.	4,920,277,046	99.87	6,208,540	0.13	10,304,627
Resolution 7 That Tony Chanmugam be re-elected as a director.	4,912,547,788	99.72	13,695,721	0.28	10,544,466
Resolution 8 That Tony Ball be re-elected as a director.	4,919,303,842	99.86	6,816,078	0.14	10,649,318
Resolution 9 That Phil Hodkinson be re-elected as a director.	4,919,861,044	99.87	6,177,326	0.13	10,738,666
Resolution 10 That Karen Richardson be re-elected as a director.	4,919,711,974	99.87	6,493,987	0.13	10,572,882
Resolution 11 That Nick Rose be re-elected as a director.	4,912,927,388	99.73	13,169,795	0.27	10,664,238
Resolution 12 That Jasmine Whitbread be re-elected as a director.	4,919,600,848	99.87	6,581,495	0.13	10,590,960
Resolution 13 That Iain Conn be elected as a director.	4,919,002,903	99.88	5,906,809	0.12	11,847,990
Resolution 14 That Warren East be elected as a director.	4,910,728,306	99.71	14,523,419	0.29	11,518,990
Resolution 15 That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,859,421,347	98.63	67,419,518	1.37	9,942,599
Resolution 16 That the directors be authorised to decide the auditors' remuneration.	4,880,044,724	99.07	45,921,118	0.93	10,823,181
Special Business
Resolution 17 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	4,689,303,364	95.52	219,700,600	4.48	27,778,870

Resolution 18 That subject to the passing of Resolution 17, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	4,885,190,298	99.63	18,196,061	0.37	33,264,961
Resolution 19 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	4,906,991,194	99.61	19,118,266	0.39	10,688,509
Resolution 20 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,496,568,765	91.27	430,135,682	8.73	10,083,030
Resolution 21 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	4,797,419,831	97.50	122,815,140	2.50	16,585,171

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

The total number of shares in issue as at 6pm on 14 July 2014, excluding shares held in treasury was 7,903,287,492.  62.47% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 16 July 2014